Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

July 15, 2008

Re:	NYFIX, Inc.
Form 10-K for the Fiscal year Ended December 31, 2007
Filed on March 17, 2008
File No. 001-02292

Dear Ms. Collins:

We have reviewed the Staff’s comment letter dated June 30, 2008 relating to the above referenced filing for NYFIX, Inc. (“NYFIX or the “Company”) and have the following responses.

1.	We are in receipt of your confidential treatment request, CF Control #22121. Comments with respect to the application will be provided promptly in a separate letter.

We note your comment regarding our request for confidential treatment.

2.
We note your discussion on page 23 and throughout the document (i.e. liquidity discussion and financial statement footnotes) with regards to NYFIX’s broker-dealer subsidiaries Net Capital Requirements pursuant to SEC Rule 15c3-1. Tell us how you considered including similar disclosures with regards to your broker-dealer subsidiaries’ Reserve Requirements under Rule 15c3-3.

We gave consideration to providing disclosure relating to the Reserve Requirements under Rule 15c3-3 for our NYFIX Securities Corporation (“NSC”) subsidiary but determined that such disclosure was not warranted due to the nature of its business and the resultant immateriality of such Reserve Requirements. Since NSC is an agency-only broker that does not carry accounts for customers, the credits included in the formula for its Reserve Requirements substantially relate to failed receipts of securities which are substantially offset by debits relating to failed deliveries of securities. As an example of the immateriality of the amounts involved, NSC’s Reserve Requirement at December 31, 2007 was approximately $8,000. We undertake to include such disclosure in future SEC filings to the extent that NSC’s business changes and the Reserve Requirements become material.

3.
Please consider including an “Overview” of management’s perspective on NYFIX to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis. For example, identify the factors that NYFIX’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing NYFIX and how management is dealing with these issues. We note your disclosure regarding operating businesses that design, produce and sell technology-based products and services to professional financial services organizations that are engaged in trading activities including traditional asset management (including the trading of those assets), proprietary trading, and/or the handling of client orders in the U.S. and international securities markets. Consider enhancing your disclosure to address any material trends regarding these operations. As other examples, consider whether discussion should be added regarding pricing pressure. Refer to Release No. 33-8350.

We note your comment and undertake to include in future filings additional disclosures with regard to management’s perspective on NYFIX as part of the “Overview” section in our Management’s Discussion and Analysis.

4.
You indicate that discontinuing your Fusion OMS business could impact future transaction revenues, as many of the Fusion OMS clients use your execution services. Please tell us what consideration you gave to quantifying this factor. Refer to III.B.1. to Release No. 34-48960.

We note your comment. Please be advised that we gave consideration to quantifying the impact that discontinuing the Fusion OMS product could have on future transaction revenues, but ultimately concluded that we were unable to do so due to our lack of ability to estimate the degree to which clients that migrated off the Fusion OMS would reduce the use of our execution services. Please note that the discontinuation of the Fusion OMS product was substantially complete as of June 30, 2008. We undertake to include disclosures in future SEC filings that will quantify the actual reduction in our transaction revenues from clients that previously used the Fusion OMS product.

5.
You indicate the decrease in product sales and services during 2007 and 2006 was related to a decrease in sales of software licenses and related services by your FIX Division, yet provide no discussion of why there was a decrease in sales of software licenses and related services. MD&A requires not only a “discussion” but also an “analysis” of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial information in a narrative form. When a description of known material trends, events, demands, commitments and uncertainties is set forth, you should consider including an analysis explaining the underlying reasons or implications, interrelationships between constituent elements, or the relative significance of those matters.

We note your comment and undertake to provide responsive disclosure in future SEC filings.

6.
You state that due to difficulties you had in capturing the trade information for NYSE outbound routed orders on a real time basis from March 5, 2007 through May 31, 2007, you were not able to timely notify your DMA clients of the pass through NYSE linkage fees and as a result did not record any offsetting revenue from these clients related to $1.9 million of these charges during this period. Please clarify what consideration you gave to Item 303(a)(3)(ii) in determining whether to discuss the likelihood that difficulties in capturing trade information for NYSE outbound routed orders will be a recurring factor effecting your costs and expenses.

We note your comment. Please be advised that we chose not to include disclosure regarding the likelihood that capturing trade information for NYSE outbound routing orders will be a recurring factor as the technical issue we had in capturing this trade information was resolved by May 31, 2007. We have not had similar difficulties since then and do not expect a recurrence.

7.
You indicate that you derive your liquidity and capital resources primarily from issuances of stock and from long-term borrowings and may need to raise additional outside funding for strategic acquisitions. Where a company has decided to raise or seeks to raise material external equity or debt financing, or if it is reasonably likely to do so in the future, discussion and analysis of the amounts or ranges involved, the nature and the terms of the financing, other features of the financing and plans, and the impact on the company’s cash position and liquidity (as well as results of operations in the case of matters such as interest payments) should be considered. Refer to IV.B.2 to Release No. 34-48960.

We note your comment and undertake to include such disclosure in future to the extent that we make a decision, or it becomes reasonably likely that we will decide, to raise material external equity or debt financing. Please note that we have no current plans to raise such capital.

8.
We note that NYFIX earns revenues relating to charges for connectivity to the NYFIX trading community, which include the various costs of connecting clients such as telecommunications, installation and maintenance of routers, network management software and staff, and other costs related to the management of connectivity. Clarify for us whether these charges are incurred in connection with your subscription arrangements. In addition, please explain further your statement that the connectivity charges are recognized “as the services are provided.” Further, tell us when these fees are collected from your customers (i.e. upfront, monthly, etc.). Also, tell us if any of these fees are initial set-up costs and if so, tell us how you considered SAB Topic 13.A.3(f) in accounting for such revenues. Tell us the amount of such fees for each period presented.

We note your comment. Please be advised that the NYFIX Marketplace Service allows clients to communicate with their trading counterparties as members of the NYFIX Marketplace, or trading community. These communication services are referred to as messaging channels and include communications between clients for routing orders and displaying indications of interest.

We charge our clients separately to connect to the NYFIX Marketplace platform (the infrastructure that we use to deliver the NYFIX Marketplace services, including our data centers and wide-area network) and to provide communication access to specific members of the NYFIX Marketplace for messaging channels. Both of these fees are charged monthly as the services are delivered and are recognized as subscription income over the same period.

We also charge our clients an upfront installation fee for both the initial connection to the NYFIX Marketplace platform and for each messaging channel that is established as the services “go live.” We recognize revenue for these installation fees upfront when they are billed. The amount recognized for each period presented is detailed below:

(in millions)	2007	2006	2005
Installation fees - initial connection to NYFIX Marketplace Platform	$0.3	$0.2	$0.3
Installation fees - new Messaging Channel	1.3	1.7	1.3
	$1.6	$1.9	$1.6

We gave consideration to SAB Topic 13.A.3(f) in accounting for both of these upfront installation fees. We believe that these upfront fees do not provide value to clients on a stand alone basis and therefore should be deferred over the expected period we will be providing these services to these clients, however, the impact of deferring offsetting direct incremental costs over this same period would result in no material impact on the net results in our consolidated financial statements. Furthermore, the gross amounts of revenue and expense recognized for installation fees and offsetting incremental direct costs, respectively, are not material to the revenues and expenses reported in the our consolidated statement of operations. Based on this lack of materiality, we have consistently elected not to defer and separately track the upfront installation fees and offsetting incremental direct costs over the expected service period for connection and messaging channels services.

For installation fees associated with the initial connections to the NYFIX Marketplace platform, the upfront revenue of approximately $2,500 per install is offset by direct incremental costs, including the installation fees we are charged by the telecommunications carriers used to establish these connections and labor charges.

For installation fees associated with establishing new messaging channels, approximately 50% of the approximate $500 of revenue per install is offset by direct selling costs paid to salespeople in the form of commissions. In SAB Topic 13.A.3(f), the Staff has noted that it will not object to recognizing upfront revenue to the extent there are offsetting expenses where such treatment is provided for in authoritative literature such as SFAS 51, which includes direct selling costs (see paragraph 11 of SFAS 51). The balance of the revenue associated with these installation fees is offset by other direct incremental costs, including labor charges.

Friedman, LLP (“Friedman”), our independent registered public accounting firm, evaluates management’s assertion as to the offsetting impact of direct incremental costs associated with installation revenue on an annual basis.

9.
FIN 48 is effective for fiscal year beginning after December 31, 2006. Clarify for us whether NYFIX adopted the provisions of FIN 48 on January 1, 2007 and tell us how you considered the disclosure requirements of paragraphs 20 and 21 of the guidance. Further, tell us how your independent auditors considered including a discussion of the adoption of FIN 48 in their audit opinion.

We note your comment. We did adopt the provisions of FIN 48 on January 1, 2007. We analyzed our income tax positions (as defined in FIN 48) and have determined that we have no material uncertainties. Furthermore, we have significant income tax net operating losses, or NOLs ($86.7 million at December 31, 2007) that are fully reserved for and are expected to be fully reserved for over the next few years. These NOLs would negate the potential impact of any uncertainties associated with income tax positions on our consolidated financial statements.

Since there was no material impact to our consolidated financial statements of adopting FIN 48, Friedman did not consider it necessary to include an emphasis paragraph in their audit opinion.

We undertake to enhance our disclosures in future annual SEC filings to note that we account for uncertainty in income taxes in accordance with FIN 48 and to include all required disclosures under paragraphs 20 and 21 of FIN 48, regardless of materiality.

10.
We note that in October 2007, NYFIX decided to discontinue its Fusion OMS business. Tell us how you considered paragraphs 30 and 41 - 43 of SFAS 144 in determining that classification of the operations of this product line as discontinued operations at December 31, 2007 was not necessary. In your response, please explain what NYFIX considers to be a component of your entity (i.e. a segment, a reporting unit, an asset group) for purposes of reporting discontinued operations.

We note your comment. Please be advised that we consider our reportable segments to be a component of an entity for the purpose of reporting discontinued operations. In addition, separate units within a reportable segment whose operations and cash flows can be clearly distinguished are also considered to be a component of an entity. The Fusion OMS was a product offered by our OMS Division (a reportable segment). Although there were certain employees designated specifically to support this product, a significant amount of resources were shared within the OMS Division to support all of its products. As a result, we believe that the historical operations and cash flows for the Fusion OMS product can not be clearly distinguished. It should also be noted that, historically, we never prepared and managed separate and distinct statements of operations and cash flows for this product.

We believe that this treatment is consistent with the conclusion in Example 12 in Appendix A of SFAS 144 noted in paragraph A26.b due to the fact that we have decided to remain in the OMS business but have discontinued a product within a larger operating group. We undertake to clarify our disclosure in future SEC filings by referring to the discontinuation of the Fusion OMS as the discontinuation of a product and not a business.

11.
We note that with the sale of NYFIX Overseas, NYFIX agreed to indemnify the buyer, G.L. Trade S.A. for several items including patent settlements, tax contingencies and stock option related obligations. Please tell us how you considered the guidance in FIN 45 to record a liability for such guarantees or, at minimum, to include disclosures regarding these arrangements pursuant to paragraph 13 of such guidance.

We note your comment. We recorded a liability for the fair value of the indemnity obligation applicable to the sale of NYFIX Overseas upon the closing of that transaction based upon the obligations associated with tax contingencies. The fair values of the other components of this indemnity obligation were not considered to be material in the aggregate. At December 31, 2007 the amount recorded for this indemnity obligation was $1.7 million and was consistent with the amount recognizable under SFAS 5.

Included in Note 3 to the consolidated financial statements in our Form 10-K filed for the year ended December 31, 2007 are disclosures detailing the specific items which were covered by this indemnity obligation. In addition, the $1.7 million recorded amount for this indemnity liability was included in the $1.9 million tax withholding liability disclosed in Note 9 to these consolidated financial statements. We undertake to include clarifying disclosures in future annual SEC filings that will note that the ongoing indemnity obligation only relates to representations and warranties covering tax matters and employee benefits until expiration of any applicable statutory periods of limitations and that our maximum liability for the ongoing indemnity obligation is $4.5 million.

12.
Tell us how you considered Issue 5 of EITF 03-6 in determining whether the convertible preferred stock should be included in the computation of basic earnings per share regardless of the fact that NYFIX has a net loss from operations. In this regard, tell us and disclose whether the Series B preferred shareholders have contractual obligations to share in the losses of NYFIX.

We note your comment. Please note that our Series B Convertible Preferred stockholders do not have contractual obligations to share in the losses of NYFIX in accordance with the conditions set forth in paragraph 18 of EITF 03-6 since there is no obligation for the preferred stockholders to fund losses incurred by NYFIX and there is no reduction to the Stated Value of the preferred stock as a result of losses incurred by NYFIX. As a result, the requirement to include convertible preferred stock in the computation of basic earnings per share under Issue 5 of EITF 03-6 would not be applicable.

13.	We note your comment and undertake to make the proposed revisions in future filings.

We acknowledge that:

•	NYFIX, Inc. is responsible for the adequacy and accuracy of the disclosure in its SEC filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	NYFIX, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

To the extent that you have any questions with respect to our responses, please feel free to contact either the undersigned at (646) 525-3011 or steve.vigliotti@nyfix.com, or Annemarie Tierney, General Counsel, at (646) 525-3090 or annemarie.tierney@nyfix.com.

Sincerely,

/s/ Steven R. Vigliotti
Steven R. Vigliotti
Chief Financial Officer

cc:	P. Howard Edelstein, NYFIX, Inc.
Chris Smith, Friedman, LLP